FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS IMMEDIATE REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BOS Announces the Closing of the Summit Transaction

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: November 21, 2007

BOS Announces the Closing of the Summit Transaction

Rishon Lezion, Israel – (PR News WIRE) – November 21, 2007 - B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC;  TASE: BOSC), a leading provider of enterprise software and RFID solutions, announced today the closing of the transaction for the purchase of all the issued and outstanding shares of Summit Radio Corp. (“Summit”).

Summit, a profitable New Jersey private company with over 50 years of operations, is a supply chain solutions provider of electronic components to major companies in the international aviation and aerospace industries.

Summit’s unaudited revenues for the nine months ended September 30, 2007 amounted to $12.8 million and the combined unaudited revenues of Summit and BOS for the nine months ended September 30, 2007 amounted to $29.4 million.

Information as to the combined revenues of BOS and Summit for the nine months ended September 2007 is presented for illustrative purposes only and is not necessarily indicative of the revenues that would have actually been reported had the acquisition occurred at the beginning of the year, nor is it necessarily indicative of future revenues.

With Summit’s acquisition, BOS’ activities and revenues are expected to increase significantly in 2008.

Shmuel Koren, President and CEO of BOS, commented: “We are very pleased with the completion of the Summit transaction. We believe that Summit’s contribution to BOS will be seen both in the revenues and earnings and that this acquisition will be a stepping stone to our development as an international company.

We believe that Summit’s business is highly synergetic with the business of our supply-chain division. Summit allows us to offer our RFID and enterprise software solutions to the US markets and to major international aviation and aerospace manufacturers, who appear to have a growing need for such products.”

Edouard Cukierman, Chairman of the BOS Board, said: “We are very pleased with this strategic acquisition, which demonstrates our growth strategy that has led us from approximately $6 million in sales in 2003 to expected annual sales by both BOS and Summit combined for 2007 of over $35 million.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’ operations consist of: (i) Software Solutions, providing specialized enterprise software, including IBM System i middleware, data and license management, mobile connectivity and RFID solutions, and (ii) Supply Chain products, reselling electronic systems and components for security, aerospace, networking and RFID.

BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange. Our website is www.boscorporate.com.

About Summit

Summit, a New Jersey private company, with over 50 years of operations, is a supply chain solutions provider of electronic components to major international aviation and aerospace industries.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

or

Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.